06006238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wasserman & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Chestnut Rd. - Suite 104
(No. and Street)

Myrtle Beach (City) SC (State) 29572-5504 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH. D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Wasserman 561-738-0113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donna M. Sotillo, CPA
(Name – *if individual, state last, first, middle name*)

6605 S. Dixie Highway - Suite 200 - West Palm Beach, FL 33405
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/13/06

OATH OR AFFIRMATION

I, Thomas K. Wasserman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wasserman & Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA SFIRIS
Notary Public - State of Florida
My Commission Expires Jan 12, 2010
Commission # DD 506553
Bonded By National Notary Assn.

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A statement stating that the audit did not contain any material differences between the audited and unaudited computation of net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: Wasserman & Associates, Inc. [13]

SEC FILE NO.: 8-50959 [14]

FIRM I.D. NO.: 45085 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

618 Chestnut Rd. , Suite 104 [20]
(No. and Street)

Myrtle Beach [21] South Carolina [22] 29572-5504 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/01/05 [24]

AND ENDING (MM/DD/YY): 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas K. Wasserman [30]

(Area Code) — Telephone No.: 561-738-0113 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of Feb. 2006

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) Thomas K. Wasserman
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sotillo, Donna M. [70]

ADDRESS

6605 South Dixie Highway Ste. 200 [71]	West Palm Beach [72]	Florida [73]	33405 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report

Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying statement of financial condition of Wasserman & Associates, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wasserman & Associates, Inc. as of December 31, 2005 and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 17, 2006

FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-50959 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 111,633	200			$ 111,633	750
2. Receivables from brokers or dealers:						
A. Clearance account	150,690	295				
B. Other		300	$	550	150,690	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	2,833	735	2,833	930
12. TOTAL ASSETS	$ 262,323	540	$ 2,833	740	$ 265,156	940

OMIT PENNIES

See Accompanying Notes to the Financial Statements

FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	124,178 [1114]	[1315]	124,178 [1560]
B. Other ▼10	87,906 [1115]	[1305]	87,906 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 212,084 [1230]	$ [1450]	$ 212,084 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		59,548 [1793]
D. Retained earnings		(6,476) [1794]
E. Total		53,072 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 53,072 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 265,156 [1810]

OMIT PENNIES

See Accompanying Notes to the Financial Statements

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying financial statements of Wasserman & Associates, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 17, 2006

FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 53,072	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			53,072	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 53,072	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 2,833	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(2,833)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 50,239	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
[30]	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 50,239	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. as of 12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 18)	$	14,138	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	14,138	3760
14. Excess net capital (line 10 less 13)	$	36,101	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	29,031	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	212,084	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	212,084	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	422	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form *and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable* assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Wasserman & Associates, Inc.

For the period (MMDDYY) from 24 1/01/05 [3932] to 12/31/05 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	358,285	3935
b. Commissions on listed option transactions	25	28,649	3938
c. All other securities commissions		1,895,019	3939
d. Total securities commissions		2,281,953	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		120,746	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		179,563	3995
9. Total revenue	$	2,582,262	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		91,000	4120
11. Other employee compensation and benefits		2,231,971	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		(41)	4195
15. Other expenses		256,470	4100
16. Total expenses	$	2,579,400	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	2,862	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	2,862	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4,079	4211

See Accompanying Notes to the Financial Statements

Wasserman & Associates, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 2,862
Non cash Items Included in Net Income:	
Decrease in Accounts Receivable	40,032
Decrease in Accounts Payable	(7,476)
Increase in Accrued Expenses	14,545
Increase in Other Assets	(2,494)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 47,469
NET INCREASE (DECREASE) IN CASH	47,469
CASH AT BEGINNING OF YEAR	64,164
CASH AT END OF YEAR	$ 111,633

See Accompanying Notes to the Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Wasserman & Associates, Inc.

For the period (MMDDYY) from 1/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 50,210	4240
A. Net income (loss)			2,862	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 53,072	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See Accompanying Notes to the Financial Statements

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report
On Exemptive Provision Under Rule 15c 3-3

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying financial statements of Wasserman & Associates, Inc. as of and for the year ended December 31, 2005 and have issued our report thereon dated February 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As of the date of the financial statements all customer transactions cleared through another broker-dealer on a fully disclosed basis and no facts came to our attention to indicate that this was not complied with since the last audit of the financial statements.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 17, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 RBC Dain Rauscher Inc. [4335] 8-45411 [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Accompanying Notes to the Financial Statements

Wasserman & Associates, Inc.
Notes to Financial Statements
December 31, 2005

Wasserman & Associates, Inc. is a Stock and Bond Brokerage Firm located in Myrtle Beach, S.C. All customer accounts are carried with RBC Dain Rauscher Incorporated.

Note 1 – Accounting Policies

(a) Revenue Recognition – Wasserman & Associates, Inc. generates commission income from sales of stocks, bonds, mutual funds and insurance. Commissions from security transactions of the Company are recorded on a trade date basis. Commissions from other transactions are recorded on a settlement date basis.

Note 2 – Accounts Receivable

Commissions due from brokers in the normal course of business.

Note 3 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2005, the Company had net capital of $ 50,239 which was $ 36,101 in excess of its required net capital of $ 14,138.

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

In planning and performing our audit of the financial statements of Wasserman & Associates, Inc. for the year ended December 31, 2005, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wasserman & Associates, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserves required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control to assess whether those practices and procedures can be expected to achieve the Commission's above – mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 17, 2006

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report On No Material Differences between Audited and Unaudited Statements

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the financial statements of Wasserman & Associates, Inc. as of and for the year ended December 31, 2005 and have issued our report thereon dated February 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The audited financial statements of Wasserman & Associates, Inc. as of December 31, 2005 were not materially different from the unaudited reports for the same period.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 17, 2006